UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein are the proxy materials for the Annual General Meeting of Shareholders of Mobilicom Ltd. (the “Company”) to be held on Wednesday, May 31, 2023, at 9.00 a.m. (Melbourne, Australia time) (the “Meeting”). Ordinary Shareholders will vote in accordance with the rules and procedures of the Australian Stock Exchange. For holders of American Depositary Shares (“ADS”), a record date has been set of May 1, 2023. Accordingly, ADS holders of record who hold ADSs at the close of business on May 1, 2023, will be entitled to vote at the Meeting and any postponements or adjournments thereof.

EXHIBIT INDEX

Exhibit No.
99.1	Notice of Annual General Meeting
99.2	Form of Proxy Card
99.3	Letter to Shareholders
99.4	Voting Instruction Form for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: May 1, 2023	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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